Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: August 19, 2025

The following email was sent to certain regulators, elected officials, and community leaders on August 19, 2025

To: [Name]

From: Black Hills

Subject: Creating a Premier Regional Regulated Electric and Natural Gas Utility Company

[Dear NAME / INSERT CUSTOMARY GREETING],

[We greatly value our relationship with you, and I am writing to share some exciting news about our company.] // [As you are an important stakeholder Black Hills, I wanted to reach out to share some exciting news about our company.]

This morning, we announced that Black Hills has entered into an agreement to merge with NorthWestern. Our combination will create a premier regional regulated electric and natural gas utility company serving approximately 2.1 million customers across eight contiguous states– Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming.

Creating this multi-state utility platform will offer substantial benefits for all our stakeholders. Indeed, Black Hills and NorthWestern are even stronger together.

•	Increased investment to support safe, reliable, cost-effective energy: The combined company will have greater scale and financial strength to meet rising demand, accelerate investment in energy and grid infrastructure, and continue to safely and reliably support customers and communities through a rapidly evolving energy landscape.

•	Benefits that reach more customers and deliver more value: Customers will further benefit from extending shared best practices across the combined service territory. Over time, we are confident process improvements, complementary systems, and coordinated operations will create operating and cost optimization that will support continued investment in safety, reliability, and customer service, and deliver long-term value for customers.

•	Employer of choice: As a larger and stronger organization, the combined company will have an enhanced ability to retain, attract, and develop employees, including opportunities for career advancement. We will continue to offer attractive salaries and incentive programs as well as robust, comprehensive benefits programs.

•	Strong work force with local teams serving local customers: Each of the combined company’s utilities and their customers will continue to be supported locally by a strong team of highly skilled, passionate, and dedicated employees. The combined company will continue to be staffed and structured to meet the needs of its growing customer base. As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities.

•	Ongoing community support: In addition to maintaining a strong local workforce, both companies have long-standing reputations as excellent corporate citizens, and the combined company will maintain support for civic and philanthropic organizations across its combined service area. Our commitment to giving back to our communities through volunteering and local community support will be supported by a larger company.

•	Veteran leadership: The leadership of the combined company will reflect the strengths and capabilities of both companies. Upon closing of the transaction, Brian Bird, NorthWestern’s CEO, will serve as Chief Executive Officer of the combined company; Marne Jones, Black Hills’ Senior Vice President and Chief Utility Officer, will serve as Chief Operating Officer; Crystal Lail, NorthWestern’s Chief Financial Officer, will serve as Chief Financial Officer; and Kimberly Nooney, Black Hills’ Chief Financial Officer, will serve as Chief Integration Officer. Linn Evans will continue serving as Chief Executive Officer of Black Hills through the close of the transaction, at which point he will retire.

•	Shared values: Black Hills and NorthWestern’s values both emphasize safety, respect, value creation, and integrity. We are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

Following the close of the transaction, the combined company will be headquartered in Rapid City, South Dakota, where Black Hills is currently headquartered, and will maintain a strong operational and leadership presence throughout the combined service territory, consistent with the practices of each company now.

While we believe there are many things to look forward to by joining with NorthWestern, today’s announcement is just the first step toward bringing the companies together. There are many months before we complete the merger, which we expect to occur in the next 12 to 15 months, subject to customary closing conditions and approvals.

[We are committed to keeping you informed as we progress toward closing of the transaction [and will be reaching out to schedule time to discuss this news].] // [We look forward to working with Commission staff and sharing the information you need to understand the substantial benefits created by this merger.]

In the meantime, should you have any questions, please do not hesitate to contact me directly.

Members of our team will be contacting you today as well to discuss any questions you might have.

Sincerely,

NAME

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.